[Koor Letterhead]
                                                                       EXHIBIT A

                                                                    May 17, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re: Immediate Report - Koor Industries Ltd. (NO. 31/2000) Company No. 52-001414-3


Further to Immediate report number 12/2000, attached hereto, Koor Industries Ltd. (hereinafter: "Koor") announces that this afternoon an agreement was signed which states as follows:

The agreement dated March 15, 2000 to sell Tadiran Ltd.'s holdings in Tadiran Batteries Ltd. to Electric Fuel Corporation (hereinafter: "EFC") was cancelled by agreement of all parties.

As for Koor's investment in EFC (see attached immediate report) it was agreed upon that Koor will invest in EFC a total sum of 10 million dollars and in return will be given 5.3%(after dilution as a result of this share issue) of EFC's capital shares. Koor's holdings percentage may reach, in the next six month from the date of signing this agreement, 7.7% (without the need for an additional investment), depending on adjustments, if any, due to the share price in the stock market and additional issues of shares by EFC.

                                        Yours sincerely,

                                        Shlomo Heller, Adv.
                                        Legal Counsel

                                [Koor Letterhead]


                                                                  March 16, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re: Immediate Report - Koor Industries Ltd. (NO. 12/2000) Company No. 52-001414-3

Koor Industries Ltd. hereby announces the following:

Yesterday, an Agreement was signed between Tadiran Ltd. (hereinafter "Tadiran", a wholly owned subsidiary of Koor) and Electric Fuel Corporation (hereinafter:
"EFC"), a public company registered in the State of Delaware, USA, which shares are traded in NASDAQ.

According to the Agreement, Tadiran will transfer all of its holdings (100%) in Tadiran Batteries Ltd. (hereinafter: "Batteries") to EFC, and in consideration EFC will issue to Tadiran a total of 2,335,767 shares (subject to adjustments, in accordance with the price of the share on the market during a period defined in the Agreement). Parallel to that, at the time the transaction is executed, Koor will invest in EFC the total sum of 10.5 million dollars and in consideration EFC will issue to Koor a total of 613,139 shares.

After the issuance of shares is executed, Koor will hold, directly and indirectly, approximately 14% of EFC's capital share and Koor will have the right to appoint a Director in EFC's board of directors.

EFC's Share price at the end of yesterday's business day was 18.125 dollars per share, and in accordance, the return in shares received by Tadiran for Batteries equals 42.3 million dollars.

The completion of this transaction is dependent on various approvals, including the approval of the Restrictive Trade Commissioner.

                                        Yours sincerely,

                                        Shlomo Heller, Adv.